September 28, 2016

VIA ELECTRONIC TRANSMISSION

Chad D. Eskildsen

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street N.E.

Washington DC 20549

Re:

Response to Staff Comment Regarding Frank Funds  June 30, 2016 Annual Report and Related Matters (File Nos. 333-113657; 811-21532)

Dear Mr. Eskildsen:

This correspondence is submitted in response to the Staff's comments received on September 14, 2016 related to the June 30, 2016 annual report ("Annual Report") for Frank Funds (the "Registrant").  We have included a summary of the comments and the Registrant's response thereto.

Comment 1.  Fidelity Bond filed on Form 40-17G on February 26, 2016 – The coverage period for the bond filed is from June 28, 2015 to June 28, 2016.  Rule 17g-1(g) requires the filing be made within 10 days of receipt.  Please explain why the filing was not made timely.

Response.  Registrant confirms its understanding with Rule 17g-1(g) and notes that the filing was late due to administrative error.

Comment 2.  Annual Report filed on form N-CSR on September 8, 2016 – The Statement of Operations for the Leigh Baldwin Total Return Fund shows a significant portion of the Fund’s income was derived from derivatives, options in particular.  Please note that the Management Discussion of Fund Performance must include discussion of derivatives and the impact on Fund performance.  See the Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").

September 28, 2016 Page 2

Response.  Registrant has reviewed the Derivatives Letter and Registrant undertakes to include discussion of derivatives and the impact on Fund performance in future shareholder letters.

Comment 3.  Annual Report filed on form N-CSR on September 8, 2016 and prospectus dated November 1, 2015 – It appears that the Frank Value Fund has had significant cash holdings in many of the last quarters including the quarter ended June 30, 2016.  The Management Discussion of Fund Performance did not address the reason for the significant cash holdings, and the prospectus does not address this as a principal investment strategy.  Pease note, to the extent the Fund has significant cash holdings it should be addressed in the Management Discussion of Fund Performance.  So, too, if the Fund will continue to hold a significant portion of its assets in cash, please consider whether a revision to the Fund’s principal investment strategy disclosure is appropriate.

Response.   Registrant undertakes to include discussion of significant cash holdings and its impact on Fund performance in future shareholder letters.  Additionally, Registrant will expand disclosure in its next annual registration statement update regarding the Fund’s cash holdings.

Comment 4.  Annual Report filed on form N-CSR on September 8, 2016 – Growth of $10,000 Graph for Value Fund – Institutional Class – Please note Instruction 1(d) of Item 27(b)(7) of Form N-1A requires that, to the extent a Fund’s minimum investment is greater than $10,000, such minimum investment amount must be used in the graph.  To the extent share classes are shown separately, please use the greater of that share class’ minimum investment or $10,000.

Response.   Registrant undertakes to make the correction in future shareholder report filings.

Comment 5.   Annual Report filed on form N-CSR on September 8, 2016 – Schedule of Investments – Value Fund – Please disclose the share class of Fidelity Institutional Money Market Portfolio held by the Fund.

Response.  Registrant undertakes to make the correction in future shareholder report filings.

Comment 6.  Annual Report filed on form N-CSR on September 8, 2016 – Statement of Changes in Net Assets – Baldwin Fund – Return of Capital is reported as a portion of Distributions to Shareholders in the Statement of Changes in Net Assets for the Baldwin Fund.  Please confirm compliance with Section 19a-1 of the Investment Company Act of 1940, as revised, with respect to Return of Capital Distributions.

Response.  Registrant confirms that 19A Notices have been sent to shareholders.

September 28, 2016 Page 3

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact the undersigned at 614-469-3264.

Sincerely,

/s/Emily M. Little

Emily M. Little